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Exhibit 12.2




                                       DONALDSON, LUFKIN & JENRETTE, INC.
             STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS
                                        (In thousands, except for ratio)



                                                                      For the Years Ended
                                                 --------------------------------------------------------------

                                                    1994         1995         1996         1997        1998

Earnings:
          Income before provision for
              income taxes                       $  205,000   $  298,500   $  473,800   $  661,100   $  600,500

Add: Fixed  Charges
              Interest (gross)                    2,116,655    2,699,769    2,865,800    4,012,209    4,501,242

                Interest factor in rents             18,565       22,064       25,515       29,978       38,517
                                                 ----------   ----------   ----------   ----------   ----------

               Total fixed charges                2,135,220    2,721,833    2,891,315    4,042,187    4,539,759

Add: Preferred dividends                             20,970       19,868       18,653       12,144       21,310

          Combined fixed charges and preferred
             dividends                            2,156,190    2,741,701    2,909,968    4,054,331    4,561,069

Earnings before fixed charges,preferred
  dividends and  provision for income taxes      $2,340,220   $3,020,333   $3,365,115   $4,703,287   $5,140,259
                                                 ==========   ==========   ==========   ==========   ==========

Ratio of earnings to fixed charges
    and preferred dividends                            1.09         1.10         1.16         1.16         1.13
                                                 ==========   ==========   ==========   ==========   ==========
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